Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 9, 2019

Eldorado Gold Reports Preliminary Second Quarter 2019 Results

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports its preliminary second quarter 2019 results.

Preliminary Second Quarter 2019 Results

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Total gold production for the second quarter 2019 was 91,803 ounces and 174,780 ounces year to date. Production is on track to meet annual guidance of 390,000-420,000 ounces of gold.

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Commercial operations were declared at the Lamaque mine on March 31, 2019 and the first quarter of commercial operations showed strong production of 33,140 ounces of gold.

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Concentrate sales during the second quarter included the sale of Efemcukuru concentrate which had accumulated, due to delayed sales, in the first quarter. Most of the concentrate in inventory at both Efemcukuru and Olympias was sold during the quarter and inventories are now at normal levels.

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Production at Olympias was lower than plan due to limited headings underground as a result of slower than anticipated capital development and a backlog of stopes to be filled. This reduced the tonnage fed to the processing plant. A new underground contractor was mobilized during the second quarter and capital development rates are expected to increase over the second half of 2019. Additionally, process improvements are being implemented in the paste backfill plant, which will allow for an increased rate of stope filling. The mill continues to perform to plan and recoveries are inline with expectations.

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Mining and stacking of ore resumed at Kisladag at the start of the second quarter. Production is expected to increase at Kisladag in the second half of 2019.

Gold Production

	Q2 2019	Q2 2018	YTD 2019
Total
Production (oz)	91,803	99,105	174,780
Kisladag
Production (oz)	26,072	55,930	53,319
Efemcukuru
Production (oz)	25,667	24,146	51,791
Olympias
Production (oz)	6,924	15,895	16,852
Lamaque
Production (oz)	33,140	3,134	52,818

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward looking statements and forward looking information within the meaning of applicable Canadian and U.S. securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to expectations regarding increased capital development rates, increased rate of stope filling and recoveries at Olympias, and increased production at Kisladag.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company's Annual Information Form & Form 40-F dated March 29, 2019.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.

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